

701 Ninth Street NW
Washington, DC 20068
24-Hour Media Phone (202) 872-2680
www.pepco.com
NYSE: POM

For Immediate Release
April 25, 2002

Media Contact: Charles Taylor   (202) 872-2680
Investor Relations: Ernie Bourscheid (202) 872-2797

Pepco Declares Dividend and Reports Earnings; Milder Weather Affects First Quarter Results

Potomac Electric Power Company (NYSE: POM) today reported consolidated earnings for the quarter ended March 31, 2002, of $23.3 million, or 22 cents per share, on operating revenues of $499.2 million. For the comparable period in 2001, consolidated earnings were $63.7 million, or 58 cents per share, on operating revenues of $611 million. Last year's quarterly earnings included a one-time, after-tax gain of $22.4 million, or 20 cents per share, primarily as a result of the sale of the company's share in a Pennsylvania generating plant.

Earnings for the 2002 quarter include 16 cents from utility operations and a 6-cent-per-share contribution from the utility's wholly owned subsidiary, POM Holdings, Inc. For the same quarter last year, Pepco's earnings included 37 cents per share from utility operations (excluding the 20-cent divestiture gain) and a 1-cent-per-share contribution from POM Holdings. Potomac Capital Investment Corporation (PCI) and Pepco Energy Services (PES) are wholly owned subsidiaries of POM Holdings.

The decrease in utility earnings per share during the 2002 period was primarily attributable to lower revenue and sales due to milder weather, lower earnings on generation divestiture proceeds and increased customer migration to alternative suppliers. With normalized sales, utility earnings per share would have been approximately 7 cents higher.

Dividend Declared

Pepco's Board of Directors today declared a dividend on common stock of 25 cents per share payable June 28, 2002, to shareholders of record on June 10, 2002. Dividends on preferred stock were declared payable June 1, 2002, to shareholders of record on May 6, 2002.

Conference Call for Investors

Pepco will host a conference call to discuss first-quarter results on Friday, April 26, at 9 a.m. EDT. Individual investors, members of the news media and other interested parties may access the

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conference call "live" on the Internet at http://www.pepco.com or by telephone at (212) 676-5215. A taped replay of the conference call will be available at 11 a.m. EDT and will remain available through 11 a.m. on May 3. To hear it, call (800) 633-8284 or (858) 812-6440 and enter access code 20514296. An audio archive also will be available on Pepco's website.

About Pepco: Pepco is an investor-owned utility that delivers electricity in Washington, D.C., and the Maryland suburbs to more than 700,000 customers. Through its family of subsidiaries, Pepco also operates in the mid-Atlantic region in the competitive arenas of diversified energy products and services and telecommunications.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. Pepco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of Pepco.

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**Attachments Containing Earnings Per Share Detail, Consolidated Quarterly
Results, and Selected Financial Information Follow**


EARNINGS PER SHARE DETAIL

	Three Months Ended March 31,	
	2002	2001
Basic Earnings Per Share		
Utility Operations		
Recurring Utility Operations	$ .16	$ .37
Gain on Divestiture of Generation Assets	-	.20
Total Utility Operations	.16	.57
POM Holdings Operations		
PCI	.08	(.01)
PES	(.02)	.02
Total POM Holdings Operations	.06	.01
Pepco Consolidated Earnings	$ .22	$ .58
Basic Average Common Shares Outstanding	107,137,000	110,500,000
Diluted Earnings Per Share		
Pepco Consolidated Earnings	$ .22	$ .57
Diluted Average Common Shares Outstanding	107,137,000	111,631,000

CONSOLIDATED QUARTERLY RESULTS

Pepco today reported consolidated earnings for the three months ended March 31, 2002, of 22 cents per share. This amount is comprised of 16 cents from utility operations and 6 cents from POM Holdings, Inc. For the corresponding quarter in 2001, excluding the impact of 20 cents per share from the previously reported gain on the company's sale of its 9.72-percent interest in the Conemaugh Generating Station, consolidated earnings were 38 cents which included 37 cents from utility operations and a 1-cent contribution from POM Holdings.

Utility Results

The utility earned 16 cents per share for the first quarter of 2002 compared to 37 cents (excluding the 20-cent divestiture gain) during the 2001 period. The decrease resulted from the following:

- A decrease of approximately 9 cents primarily attributable to a decrease in delivered kilowatt-hour sales due to milder weather. Heating degree days were 14% below normal during the period and, in addition, measures of temperature below 35 degrees Fahrenheit were 40% below the same period last year. With normalized sales, utility earnings per share for the current quarter would have been approximately 7 cents higher.

- A decrease of approximately 6 cents primarily due to lower investment earnings on the company's divestiture proceeds. These proceeds, which were invested during the first quarter of last year, were subsequently used during 2001 and into 2002 to pay income taxes associated with the divestitures, to reduce long-term debt, to buy back common stock, and to satisfy divestiture customer sharing commitments. The earnings per share decrease was partially offset by reduced capital costs resulting from the stock buyback program and retirement of long-term debt.
- A decrease of approximately 3 cents due to increased customer migration.
- A decrease of approximately 3 cents resulting primarily from higher operations and maintenance and depreciation expenses and higher Maryland property taxes.

POM Holdings Quarterly Results

POM Holdings contributed 6 cents per share for the quarter ended March 31, 2002, which consisted of 8 cents from PCI and a 2-cent loss from PES. For the corresponding prior year quarter, POM Holdings contributed 1-cent, which was derived from a 1-cent loss from PCI and 2-cent contribution from PES.

PCI and PES Quarterly Results

PCI earned 8 cents during the 2002 first quarter compared to a 1-cent loss during the corresponding quarter last year. This increase over the prior period primarily resulted from positive operating results associated with a new financial investment in an energy-leveraged lease, lower depreciation expense on a smaller portfolio of aircraft, and a smaller loss incurred by its telecommunication joint venture, Starpower Communications.

PES incurred a 2-cent loss during the 2002 first quarter compared to earnings of 2 cents during the corresponding quarter last year. The decrease in PES's earnings results primarily from increased seasonality in its commodity business and from the timing of energy efficiency contract closings.

About Pepco

Pepco's principal business lines consist of: (1) the provision of regulated electric utility transmission and distribution services in the Washington, D.C. area, (2) the management of a diversified financial investments portfolio, and (3) the supply of non-regulated energy products and services in competitive retail markets.

Pepco's competitive non-regulated businesses are provided through its wholly owned subsidiary POM Holdings, which is the parent company for two wholly owned subsidiaries, PCI and PES. Additionally, the company has a wholly owned Delaware statutory business trust (Potomac Electric Power Company Trust I) and a Delaware Investment Holding Company (Edison Capital Reserves Corporation), which is wholly owned.

Merger Update

On Feb. 12, 2001, Pepco and Conectiv announced that their boards of directors approved an agreement for a strategic transaction whereby Pepco will effectively acquire Conectiv for a combination of cash and stock valued at approximately $2.2 billion. Both companies will become subsidiaries of a new holding company to be called Pepco Holdings, Inc. (formerly New RC, Inc.). The combination, which will be accounted for as a purchase, has received approval from both companies' shareholders, from the Delaware, Maryland, Pennsylvania, and Virginia Public Service Commissions, and from the Federal Energy Regulatory Commission; antitrust clearance has been received under the Hart-Scott-Rodino Antitrust Improvements Act. The transaction is expected to close during the second quarter of 2002 pending receipt of regulatory approvals from the SEC and from New Jersey and the District of Columbia where settlement agreements among the major parties have been filed.

Selected Financial Information Follows

Selected Financial Information

Unaudited Consolidated Statements of Earnings

	Three Months Ended March 31, 2002				
	Utility	PCI	PES	Eliminations (A)	Pepco Consolidated
	(Millions of Dollars)				
Operating Revenue	$316.1	$28.6	$157.1	$(2.6)	$499.2
Operating Expenses	266.6	11.7	160.6	(2.6)	436.3
Operating Income (Loss)	49.5	16.9	(3.5)	-	62.9
Other (Expense) Income, net	(16.4)	(8.7)	.2	-	(24.9)(B)
Distributions on Preferred Securities of Subsidiary Trust	2.3	-	-	-	2.3
Income Tax Expense (Benefit)	12.7	(.4)	(1.2)	-	11.1
Net Income (Loss)	18.1	8.6	(2.1)	-	24.6
Dividends on Preferred Stock	1.3	-	-	-	1.3
Earnings (Loss) Available for Common Stock	$ 16.8	$ 8.6	$(2.1)	$ -	$ 23.3

	Three Months Ended March 31, 2001				
	Utility	PCI	PES	Eliminations	Pepco Consolidated
	(Millions of Dollars)				
Operating Revenue	$446.9 (C)	$28.9	$135.2	$ -	$611.0 (C)
Operating Expenses	327.2	20.5	130.5	-	478.2
Operating Income	119.7	8.4	4.7	-	132.8
Other (Expense) Income, net	(6.1)	(13.0)	.1	-	(19.0) (B)
Distributions on Preferred Securities of Subsidiary Trust	2.3	-	-	-	2.3
Income Tax Expense (Benefit)	47.5	(3.1)	2.2	-	46.6
Net Income (Loss)	63.8	(1.5)	2.6	-	64.9
Dividends on Preferred Stock	1.2	-	-	-	1.2
Earnings (Loss) Available for Common Stock	$ 62.6 (D)	$(1.5)	$ 2.6	$ -	$ 63.7 (D)

(A) Represents the elimination of rent paid to PCI for Pepco's lease of office space in PCI's 10-story commercial office building. The lease commenced in June 2001.

(B) Includes "Loss from Equity Investments" of $.4 million in 2002 and $6.3 million in 2001.

(C) Includes pre-tax gain of $50.2 million from the divestiture of Conemaugh.

(D) Includes after-tax gain of $22.4 million from the divestiture of Conemaugh.

Consolidated Balance Sheets

	March 31, 2002*	December 31, 2001
	(Millions of Dollars)	
ASSETS		
Total Current Assets	$1,076.1	$1,139.9
Total Investments and Other Assets	1,403.6	1,392.6
Net Property, Plant and Equipment	2,773.2	2,753.4
Total Assets	$5,252.9	$5,285.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total Current Liabilities	$ 896.2	$ 965.4
Total Deferred Credits	576.0	565.1
Long-Term Debt and Capital Lease Obligation	1,747.9	1,722.4
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Solely Parent Junior Subordinated Debentures	125.0	125.0
Total Preferred Stock	84.8	84.8
Total Shareholders' Equity	1,823.0	1,823.2
Total Liabilities and Shareholders' Equity	$5,252.9	$5,285.9

* Unaudited